Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

Q1 2016

First Quarter ended March 31, 2016

May 12, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CONTENTS

GENERAL	3
OVERVIEW	3
HIGHLIGHTS	3
Financial	3
Operational	4
Project Development	4
Exploration & delineation drilling	4
Corporate	4
KEY FINANCIAL STATISTICS[1]	5
KEY OPERATING STATISTICS	5
OUTLOOK	6
PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2016	6
REVIEW OF OPERATING AND FINANCIAL RESULTS	6
SUSTAINING AND PROJECT COSTS	8
REVIEW OF OPERATING MINES	9
Island Gold Mine	9
ISLAND GOLD MINE DEVELOPMENT UPDATE	11
Beaufor Mine	12
Monique Mine	13
Camflo Mill	13
EXPLORATION EXPENSE	14
Island Gold Mine	14
Beaufor Mine	14
QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS	15
CASH POSITION	16
CAPITAL STRUCTURE	16
COMMITMENTS AND CONTINGENCIES	16
OFF-BALANCE-SHEET TRANSACTIONS	16
CRITICAL ACCOUNTING ESTIMATES	17
FINANCIAL INSTRUMENTS	17
ACCOUNTING POLICIES	17
NON-IFRS PERFORMANCE MEASURES	17
RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015	18
GENERAL INFORMATION	19
RISKS AND UNCERTAINTIES	19
REGULATION 43-101	19
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	19
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS	20

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following Management’s Discussion and Analysis (“MD&A”) dated on May 11, 2016 is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the quarter ended March 31, 2016. This MD&A should be read in conjunction with our audited annual consolidated financial statements and related notes for December 31, 2015 and the related MD&A included in the 2015 annual report. All amounts are expressed in Canadian dollars and are in accordance with International Financial Reporting Standards (“IFRS”), except as otherwise noted. With the exception of troy ounces, the data on production are presented in metric units, the most widely used method in Canada. More information on Richmont Mines Inc. (“Richmont Mines”, “Richmont”, or “the Corporation”) can be obtained in the form of news releases, quarterly and annual financial statements and Annual Information Form (“AIF”) on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please refer to section “Cautionary statement regarding forward-looking statements” on page 19.

OVERVIEW

Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. Founded in 1981 and with more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well positioned to cost-effectively build its Canadian asset base and to successfully advance its next phase of growth.

Richmont’s shares trade on the Toronto Stock Exchange (TSX) and the NYSE MKT under the symbol “RIC”. The Corporation is headquartered in Rouyn-Noranda, Quebec, and has a corporate office in Toronto, Ontario.

HIGHLIGHTS

Financial

  Record Q1 2016 revenues of $52.6 million (US$38.3 million), an increase of 41% over Q1 2015 revenues of $37.2 million (US$30.0 million);

  Q1 2016 gold sales of 32,239 ounces at an average price of $1,629 (US$1,186) per ounce; Comparable 2015 gold sales were 24,791 ounces at an average price of $1,496 (US$1,205) per ounce;

  Q1 2016 cash costs per ounce of $806 (US$587) and All-In Sustaining Costs (“AISC”) per ounce of $1,100 (US$801), as compared to cash costs per ounce of $979 (US$789) and AISC of $1,255 (US$1,011) in the comparable quarter of 2015;

  Q1 2016 net earnings of $8.5 million (US$6.2 million), or $0.15 (US$0.11) per share, as compared to net earnings of $4.6 million (US$3.7 million), or $0.09 (US$0.07) per share, in Q1 2015;

  Strong Q1 2016 operating cash flow, after changes to non-cash working capital, of $17.3 million (US$12.6 million), or $0.30 (US$0.22) per share, as compared to operating cash flow of $9.1 million (US$7.4 million), or $0.17 (US$0.14) per share in Q1 2015;

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  The strong cash balance was maintained after taking in account expenditures related to aggressive development and exploration during the quarter. The cash position of $61.2 million (US$47.1 million) at the end of Q1, together with the anticipated cash flow from operations, is expected to fully fund the completion of the accelerated development program at Island Gold Mine in 2016.

Operational

  Q1 2016 record gold production of 32,369 ounces, an increase of 25% over 25,859 ounces produced in the same quarter of the prior year;

  A record 26,589 ounces of gold produced from the Island Gold Mine, a significant 147% increase over Q1 2015 production of 10,764 ounces and an 87% increase over the 14,203 ounces produced in the prior quarter;

  Higher production for the quarter at the Island Gold Mine was a result of higher than expected grades of 11.31 g/t proceed and record mill throughput of 834 tonnes per day (“tpd”) (underground productivity averaged 853 tpd during the quarter). The higher grade at Island Gold Mine was mainly the result of a positive grade reconciliation (mined vs reserves) of 44%.

Project Development

  Development of the main ramp at the Island Gold Mine continued on schedule, reaching a vertical depth of 770 metres at quarter end;

  Development of the new Q Zone advanced as planned at the Beaufor Mine and the mineralized structure was reached in late March 2016, with stope mining planned for the second half of the year.

Exploration & delineation drilling

  At Island Gold, the surface and underground exploration drilling program continues to intersect favourable gold mineralization at depth and laterally, with approximately 60,000 metres of the 86,500 metre program, announced in 2015, completed as at the end of the first quarter;

  10,785 metres of the planned 45,000 metres of delineation drilling were completed during the quarter at the Island Gold Mine;

  8,193 metres of the planned 40,000 metres of sustaining exploration drilling were completed during the quarter at the Beaufor Mine.

Corporate

  Supported by another record quarter from the Island Gold Mine primarily related to positive grades reconciliation and improved productivities, Richmont remains on track to achieve the high end of 2016 production guidance and the low end of cash costs and AISC guidance;

  Mr. Peter Barnes appointed as an independent member of the Corporation’s Board of Directors effective
  February 24, 2016;

  On April 27, 2016, Mr. Greg Chamandy resigned his position from the Corporation’s Board of Directors.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 4

KEY FINANCIAL STATISTICS1

	Three months ended
	March 31,
	2016	2015

Revenues	52,634	37,210
Net earnings	8,508	4,632
Operating cash flow, before changes in non-cash working capital	21,216	9,652
Operating cash flow, after changes in non-cash working capital	17,297	9,130
Investment in property, plant and equipment	16,201	9,225

KEY PER SHARE DATA
Net earnings	0.15	0.09
Operating cash flow, after changes in non-cash working capital	0.30	0.17
Net free cash flow[2]	0.02	-

	March 31,	December 31,
	2016	2015

Cash	61,192	61,028
Total assets	212,196	207,052
Non-current long-term debt	8,964	7,264
Shareholders’ equity	163,265	153,602
Shares outstanding (thousands)	58,651	58,340

KEY OPERATING STATISTICS

	Three months ended
	March 31,
	2016	2015

Gold sold (oz)	32,239	24,791
Gold produced (oz)	32,369	25,859

KEY PER OUNCE OF GOLD DATA
Average market price	1,624	1,512
Average selling price	1,629	1,496
Average cash costs[3]	806	979
Average AISC[4]	1,100	1,255

Average exchange rate (CAN$/US$)[5]	1.3732	1.2412

KEY PER OUNCE OF GOLD DATA IN US$
Average market price	1,183	1,218
Average selling price	1,186	1,205
Average cash costs[3]	587	789
Average AISC[4]	801	1,011
1

Throughout this document, the Corporation uses performance indicators that are not defined according to IFRS. For further information, please refer to section “Non-IFRS financial performance measures” on page 17 of this MD&A.

2	The net free cash flow per share is comprised of the Corporation’s operating cash flow, after changes in non-cash working capital , less investments in property, plant and equipment.

3	The cash costs include operating costs and royalties.

4	The all-in sustaining costs (“AISC”) are an extension of the existing “cash costs” metric and incorporates costs related to sustaining production.

5	The exchange rate represents the average exchange rate for each three-month period.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 5

Although Richmont Mines’ consolidated financial statements are reported in Canadian dollars, the Corporation also discloses its revenues, the market price and selling price per ounce of gold, cash costs and AISC per ounce of gold sold, net earnings, operating cash flow (after changes in non-cash working capital) and cash balance in US dollars, as these performance indicators are widely used in the mining industry.

On a quarterly basis, the exchange rate is adjusted to reflect the actual quarterly rate through the end of the quarter.

OUTLOOK

Supported by another record quarter from the Island Gold Mine, primarily related to positive grade reconciliation and improved productivities, Richmont remains on track to achieve the high end of 2016 production guidance and the low end of cash costs and AISC guidance. Throughout the second quarter, the Corporation will continue to monitor the grade profile at Island Gold Mine and will make a determination on whether any further adjustments to guidance estimates are appropriate. It is expected that any updates would be issued as part of the second quarter disclosure.

PRODUCTION OUTLOOK AND COST GUIDANCE FOR 2016

	ACTUAL	FORECAST
	quarter ended	Full Year
	March 31, 2016	2016

Gold production (ounces)	32,369	87,000 – 97,000
Gold sold (ounces)	32,239

Cash costs per ounce	$806	$930 - $1,000
AISC per ounce	$1,100	$1,275 - $1,390

CAN$/US$ exchange rate	1.3732	1.3636

Cash costs per ounce (US$)	$587	$680 - $730
AISC per ounce (US$)	$801	$935 - $1,015

REVIEW OF OPERATING AND FINANCIAL RESULTS

Gold production for the first quarter of 2016 was 32,369 ounces, an increase of 25% over 25,859 ounces produced in the same quarter of 2015. This increase was driven by another record quarter from the Island Gold Mine, which produced 26,589 ounces, an increase of 147% over the same quarter in 2015 and an 87% increase over the prior quarter production of 14,203 ounces. Higher production at the Island Gold Mine more than offset the decrease in ounces produced from the Beaufor Mine and the depletion of the Monique stockpile. The Beaufor Mine produced 42% fewer ounces of gold during the first quarter as compared to same quarter of the prior year, as a result of lower than expected grades mined in the M-MF and 12 Zones. Production in the first quarter of 2015 at the Beaufor Mine included 1,624 ounces of gold derived from the milling of accumulated slag at the Camflo Mill. During the first quarter of 2016, the Camflo mill processed the remaining 16,063 tonnes of the Monique stockpile pad at an average grade of 2.31 g/t gold, resulting in 1,165 ounces of gold production.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 6

Gold production (ounces)

Revenues for the quarter were a record $52.6 million, a 41% increase over the same quarter of the prior year and 65% increase over the prior quarter. Higher revenues resulted from a 30% increase in ounces sold and a 9% increase in the average realized sale price as compared to first quarter of 2015. A total of 32,239 ounces of gold were sold during the quarter at an average realized price of $1,629 (US$1,186) per ounce, versus gold sales of 24,791 ounces at an average realized price of $1,496 (US$1,205) per ounce in the comparable quarter of 2015.

Gold sales (ounces)

Cost of sales including depletion and depreciation totaled $35.2 million in the first quarter of 2016 versus $29.4 million in the same quarter of 2015. The higher costs are attributable to 73% higher tonnage mined at the Island Gold Mine, and higher depreciation costs and royalties due to an increase in the number of ounces sold in the quarter, as compared to the first quarter of 2015. Operating costs at the Beaufor Mine were lower due to reduced expensed development activities during the quarter. Costs associated with the Monique Mine were significantly lower reflecting a decrease in processed tonnage as the remaining 16,063 tonnes from the stockpile pad were processed in January 2016.

The Corporation’s cash costs per ounce on a consolidated basis decreased to $806 (US$587) in Q1 2016, from $979 (US$789) in the same quarter of the prior year. AISC per ounce decreased to $1,100 (US$801) in the quarter, as compared to $1,255 (US$1,011) in the first quarter of 2015. The decrease in cash costs and AISC per ounce is largely attributable to higher average grades and increased mill throughput from the Island Gold Mine during the quarter, as compared to the first quarter of 2015.

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Sustaining costs of $9.5 million (US$6.9 million) were incurred during the quarter, versus $6.9 million (US$5.5 million) in the comparable quarter of 2015. Capital sustaining costs of $4.7 million for the Island Gold Mine accounted for the majority of total investments in the quarter. Corporate general and administration (“G&A”) costs amounted to $3.1 million and the Beaufor Mine incurred $1.7 million of sustaining costs.

The Corporation spent an additional $11.0 million (US$8.0 million) on non-sustaining project capital and exploration expense. A total of $7.0 million was spent on advancing the accelerated development of the Island Gold deep resources and $3.8 million was spent on non-sustaining exploration drilling at Island Gold in order to unlock the lateral and vertical extension potential of the known deposit.

SUSTAINING AND PROJECT COSTS

(in millions of $)	Island Gold Mine	Quebec Division	Corporate	Consolidated
Sustaining costs
Underground development	2.1	1.0	-	3.1
Exploration & delineation drilling[1]	0.7	0.5	-	1.2
Other sustaining costs	1.9	0.2	-	2.1
Corporate G&A	-	-	3.1	3.1
Total sustaining costs	4.7[2]	1.7[1]	3.1	9.5

Project capital	7.0	-	-	7.0
Non-sustaining exploration	3.8[3]	-	0.2	4.0
Total project capital & exploration	10.8	-	0.2	11.0
1	Sustaining costs of $1.7 million at the Beaufor Mine are capitalized except for $0.5 million included in expensed exploration costs.

2	Sustaining costs of $4.7 million at the Island Gold Mine are capitalized.

3	Non-sustaining exploration costs of $3.8 million at the Island Gold Mine are included in expensed exploration costs.

Corporate G&A costs totaled $3.1 million in the first quarter of 2016, a $1.0 million increase over the comparable quarter of 2015. In prior years the Corporation granted Directors, senior officers and other employees with annual equity-based compensation grants at the end of each fiscal year. During 2015, the Board of Directors amended the timing of equity-based awards to the first quarter of the following year, which allows the Board to have access to complete year-end operational and financial results. As a result, equity-based awards granted for fiscal year ended December 31, 2015, were deferred until February 2016, which included granting Deferred Share Units (“DSUs”) rather than options to the Board of Directors. The timing of these grants along with a higher share price in the quarter as compared to the same quarter in 2015 was reflected in the higher share-based compensation amounts for the quarter. G&A costs also increased due to higher salaries attributable to the greater number of employees, and higher consultant-related costs.

The Corporation recorded mining and income taxes of $2.1 million for the first quarter of 2016. The taxes include $0.7 million of income tax payable, $0.1 million of mining taxes and $1.3 million increase in future mining taxes. For the first quarter of 2015, the Corporation recorded mining and income taxes of $0.3 million, which included $0.4 million of income taxes payable, $0.3 million of mining taxes and a $0.4 million decrease in future mining taxes.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 8

The Corporation generated net earnings of $8.5 million, or $0.15 per share, in the first quarter of 2016, an increase from net earnings of $4.6 million, or $0.09 per share, generated in the first quarter of 2015.

Operating cash flow for the first quarter of 2016 totaled $17.3 million ($0.30 per share), an increase of $8.2 million, or 89%, over $9.1 million ($0.17 per share) in the prior year’s quarter. Net free cash flow (operating cash flow, after changes in non-cash working capital, less investment in property, plant and equipment) was $1.1 million, or $0.02 per share, in Q1 2016, as compared to ($0.1) million, or $0.00 per share, in the prior year’s quarter. The increase reflects higher revenues generated during the quarter.

REVIEW OF OPERATING MINES

Island Gold Mine

	Three months ended
	March 31,
	2016	2015

Ore and waste mined (tonnes)	155,125	127,063

Gold Produced
Ore processed (tonnes)	75,906	43,785
Head grade (g/t)	11.31	7.87
Gold recovery (%)	96.3	97.2
Ounces produced	26,589	10,764

Gold Sold
Ounces sold	26,031	8,923
Average selling price	1,628	1,503
Cash costs per ounce	674	1,414
AISC per ounce	855	1,843

Average selling price (US$)	1,186	1,211
Cash costs per ounce (US$)	491	1,139
AISC per ounce (US$)	623	1,485

Sustaining costs	4,713	3,828
Project and non-sustaining exploration costs	10,757	4,742

Production from the Island Gold Mine was a record 26,589 ounces of gold (26,031 ounces sold), exceeding planned production levels and representing an increase of 147% over the same period in 2015 and an 87% increase over the prior quarter.

Total tonnes mined at Island Gold were 155,125 (1,705 tpd) as compared to 127,063 tonnes (1,412 tpd) in Q1 2015. Total ore mined was 77,596 tonnes (853 tpd) during the quarter, of which 42,601 tonnes was development ore and 34,995 tonnes was stope ore. This resulted in a development ore mined to total ore mined ratio of 55% versus a planned ratio of 40%. Total waste mined, including the development of the main and east ramps and the exploration and delineation drift on level 740, was 77,529 tonnes (852 tpd).

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 9

Higher production for the quarter was a result of higher than expected average grade of 11.31 g/t gold processed and record mill throughput of 834 tpd. The higher grade realized in the quarter was primarily the result of a positive grade reconciliation (mined vs reserves) of 44%, as well as a strategic decision to increase the ratio of development ore from the higher grade second mining horizon (55% versus a planned 40%).

Reconciliation to reserves indicated tonnage was in-line with the reserve model, and a 44% gain in grades. The December 2015 Reserve & Resource estimates apply a capping grade of 95 g/t gold on high grade values. The Corporation will continue to monitor the grade reconciliation to reserves before reassessing any potential impact on guidance.

Mine to reserves reconciliation table:

	Reserves (as of Dec. 31st , 2015)			Mined (reconciled)			Variations (Mined vs Reserves)
	Diluted Tonnes	Diluted Grade	Diluted Ounces	Reconciled Tonnes	Reconciled Grade	Reconciled Ounces	Tonnes	Grade	Ounces
Total Development Q1	44,323	8.28	11,795	42,601	12.19	16,701	96%	147%	142%
Total Stope Q1	34,877	7.13	7,991	34,995	9.92	11,166	100%	139%	140%
Total U/G Q1	79,200	7.77	19,786	77,596	11.17	27,867	98%	144%	141%

Various productivity improvement initiatives undertaken throughout 2015 helped the Island Gold Mine achieve a 73% increased mill throughput, as compared to the same quarter of the prior year. The mill recorded an average daily throughput of 834 tpd, as compared to 487 tpd in Q1 2015. The higher tonnage combined with 44% higher grades resulted in a 147% increase in ounces produced, as compared to the first quarter of 2015.

Following a mill upgrade completed in October 2015, capacity of the mill facility has been increased to 900 tpd. In the third quarter, an additional 3-week electrical mill upgrade is scheduled, during which time the underground mine will continue to operate and ore will be stockpiled for future processing. Following the completion of the mill upgrade, mill productivity is expected to increase to accommodate processing of stockpiled ore by utilizing the excess mill capacity.

Cash costs per ounce, including royalties, were $674 (US$491), or 52% lower than first quarter 2015 cash costs of $1,414 (US$1,139), primarily driven by an increase in the head grade during the quarter and higher mill throughtput. AISC per ounce decreased to $855 (US$623), down 54%, as compared to first quarter 2015 AISC of $1,843 (US$1,485). AISC during the quarter included $4.7 million of sustaining capital, including $2.1 million of underground development costs, $0.3 million in electrical upgrades, $0.7 million of delineation drilling, $0.3 million of surface infrastructure, $0.3 million for capital lease payments and $1.0 million on other assets.

At the end of the first quarter, 10,785 metres of sustaining delineation drilling of a 22,000 metres program were completed. The eastern 620 metre level drift was used to complete 6,243 metres of delineation drilling for the quarter, targeting delineation of resources located east of the 2015 Preliminary Economic Assessment (“PEA”) area, between levels 740 and 860 metres. The remaining delineation drilling was done from the 450 metre level ramp targeting delineation of resources to the west of the 2015 PEA area, located between levels 515 and 700 metres.

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The graph below shows the production, cash costs and AISC trends for the Island Gold Mine for the past eight quarters. Quarterly cash costs in 2015 and 2016 were impacted by mining of a higher proportion of high cost development ore versus production ore. In the first quarter of 2016, higher productivity and higher grades mined more than offset the impact of these higher costs, resulting in lower cash costs and AISC as compared to the prior year quarters.

ISLAND GOLD MINE DEVELOPMENT UPDATE

During the quarter, the Corporation spent $7.0 million in non-sustaining project costs related to the accelerated development of the deeper resources, which included advancing both the main access ramp ($2.1 million) and the east ramp ($1.9 million), fixed assets ($2.0 million), exploration & delineation development drift on level 740 ($0.8 million) and costs associated with the mining and milling expansion studies ($0.2 million).

Mine development: The main access ramp was advanced during the quarter and achieved the planned vertical depth of 770 metres. The targeted level for the end of the year is 860 metres, which is the bottom of the third mining horizon. The east ramp was extended to a depth of 512 metres at the end of the quarter. During the quarter, the western 740 metre level exploration & delineation drift was extended by 135 metres, of an annual planned extension of 182 metres.

Delineation program: The 23,000 metre delineation program, as part of the project capital, will be initiated in the second quarter of the year. The 740 metre level drift will be used to delineate the remaining 20% of the deeper PEA resources and a potential fourth mining horizon located between levels 860 and 1,000 metres.

Fixed assets & equipment: A total of $2.0 million was spent on fixed assets and equipment during the first quarter, which included mine infrastructure, electrical upgrades, other equipment and capital lease payment.

Mining and milling expansion studies: The Corporation expects to complete a PEA in the second half of the year that will consider a potential expansion case at the Island Gold Mine. The objective of the 2016 PEA is to confirm a new mining capacity of the deposit down to level 1,000 metres and analyze a related expansion scenario.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 11

Beaufor Mine

	Three months ended
	March 31,
	2016	2015

Gold Produced
Ore processed (tonnes)	29,318	29,751
Head grade (g/t)	4.96	8.44
Gold recovery (%)	98.7	98.6
Ounces produced	4,615	7,963

Gold Sold
Ounces sold	5,037	8,831
Average selling price	1,648	1,489
Cash costs per ounce	1,398	905
AISC per ounce	1,730	1,000

Average selling price (US$)	1,200	1,200
Cash costs per ounce (US$)	1,018	730
AISC per ounce (US$)	1,260	807

Sustaining costs	1,674	840

Total ore processed from the Beaufor Mine in the first quarter was 29,318 tonnes, in-line with the 29,751 tonnes processed in the same quarter of 2015. Gold production from Beaufor was 4,615 ounces, or 42% lower than Q1 2015 gold production of 7,963 ounces, which included 1,624 ounces derived from the milling of accumulated slag at the Camflo Mill. Lower ounces of gold produced in the first quarter 2016 was primarily a result of lower grades mined in the M-MF and 12 Zones. Underground productivity averaged 323 tonnes per day, in-line with planned levels.

Gold sales from the Beaufor Mine totaled 5,037 ounces at an average realized price of $1,648 (US$1,200) per ounce, compared to gold sales of 8,831 ounces at an average realized price of $1,489 (US$1,200) in the comparable quarter of 2015.

Operating costs at the Beaufor Mine were lower than the same quarter of the prior year, largely due to a change in the cost allocation from an expense to a capitalized cost, effective Q3 2015, related to the development of the main ramp. However, on a per ounce basis, cash costs were 54% higher as a result of lower ounces sold compared to the first quarter of 2015. Cash costs per ounce in the first quarter of 2016 were $1,398 (US$1,018) as compared to $905 (US$730) in the same quarter of 2015.

AISC per ounce for the quarter were $1,730 (US$1,260), as compared to $1,000 (US$807) in the same quarter of 2015. Sustaining costs for the quarter were $1.7 million, which included $1.0 million for capitalized underground mine development and $0.5 million for expensed exploration costs.

Development of the new Q Zone advanced as planned during the quarter and the mineralized structure was reached in late March, with stope mining planned towards the end of the year.

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Monique Mine

	Three months ended
	March 31,
	2016	2015

Gold Produced
Ore processed (tonnes)	16,063	63,938
Head grade (g/t)	2.31	3.57
Gold recovery (%)	97.6	97.2
Ounces produced	1,165	7,132

Gold Sold
Ounces sold	1,171	7,037
Average selling price	1,581	1,498
Cash cost per ounce	1,185	521
AISC per ounce	1,189	541

Average selling price (US$)	1,151	1,207
Cash cost per ounce (US$)	863	420
AISC per ounce (US$)	866	436

Mining operations at the Monique Mine ended in the first quarter of 2015 as planned and stockpiles were processed throughout the rest of 2015. During the quarter, a decision was made to process the remaining stockpile pad and a total of 16,063 tonnes grading 2.31 g/t gold were processed resulting in gold production of 1,165 ounces.

Q1 2016 gold sales from Monique totaled 1,171 ounces at an average price of $1,581 (US$1,151), as compared to Q1 2015 gold sales of 7,037 ounces at an average price of $1,498 (US$1,207).

Cash costs for Q1 2016 were $1,185 (US$863) per ounce, which included non-cash charges of $715 per ounce related to mining costs incurred and paid for in 2014, but which are accounted for when the resulting ounces are sold. AISC for the quarter were $1,189 (US$866) per ounce. Cash costs per ounce and AISC for the first quarter of 2015 were $521 (US$420) and $541 (US$436) respectively.

Camflo Mill

Total ore processed at Camflo Mill was 72,436 tonnes, which is 23% lower than ore processed in the same quarter of 2015, as 75% lower tonnage from Monique Mine was partially offset by 27,055 tonnes custom milling of ore from local mining companies in the Abitibi region of Quebec. The Corporation continues to evaluate and pursue other opportunities to fully utilize the excess capacity at the Camflo Mill.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 13

EXPLORATION EXPENSE

(in thousands of $)	Three months ended
	March 31,
	2016	2015

Exploration expense – Mines
Island Gold	3,770	435
Beaufor	492	504

	4,262	939
Exploration expense - Other properties
Wasamac	43	18
Other	3	8
Project evaluation	200	104

Exploration and project evaluation before depreciation and exploration tax credits	4,508	1,069

Depreciation	9	11
Exploration tax credits, including adjustments	(629)	(16)

	3,888	1,064

Island Gold Mine

The Corporation spent $3.8 million on exploration at the Island Gold Mine during the first quarter of 2016, significantly higher than $0.4 million incurred in the first quarter of 2015. Exploration costs were higher during the quarter as the Island Gold Mine continued to aggressively execute the 86,500 metre exploration program announced and initiated in the second half of 2015. The program is focused on three key priorities: 1) testing the lateral continuity of the known deposit to potentially extend mine life above the 1,000 metre level; 2) following up on gold intersections down plunge that support the potential for an extension of the deposit between the 1,000 and 1,500 metre levels; and 3) testing high-priority regional gold targets elsewhere across the prospective Island Gold property.

Exploration drilling completed during the quarter included 7,105 metres of deep directional drilling and 11,378 metres of lateral extension drilling, mainly to the east due to better access for drilling and its proximity to the existing mining operations. A total of 3,252 metres of regional surface drilling were also completed, which included 2,655 metres of drilling in the old Kremzar Mine area. Approximately 60,000 metres of the planned 86,500 metre surface and underground exploration program have been completed as at the end of the first quarter. On May 5, 2016, Richmont provided an update on the ongoing Island Gold exploration drilling program.

Beaufor Mine

The Corporation spent $0.5 million on sustaining exploration drilling at the Beaufor Mine during the first quarter of 2016, inline with the same quarter of 2015. A total of 8,193 metres of drilling were completed during the quarter, as compared to 7,415 metres of drilling completed during the same quarter of 2015.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 14

QUARTERLY RESULTS – PREVIOUS EIGHT QUARTERS

	2016	2015				2014
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

PRINCIPAL FINANCIAL DATA

Revenues	52,634	31,864	34,107	40,552	37,210	29,562	34,215	38,951

Net earnings (loss)	8,508	(4,062)	3,306	2,912	4,632	1,040	4,369	4,676

Operating cash flow, after changes in non-cash working capital	17,297	6,815	11,742	14,677	9,130	3,198	8,411	13,291
Investments in property, plant and equipment	16,201	22,767	12,802	7,304	9,225	4,452	7,829	4,851

Average CAN$/US$ exchange rate	1.3732	1.3354	1.3089	1.2297	1.2412	1.1356	1.0890	1.0905

KEY PER-SHARE DATA

Operating cash flow	0.30	0.12	0.20	0.25	0.17	0.06	0.18	0.29
Operating cash flow (US$)	0.22	0.09	0.15	0.21	0.14	0.06	0.16	0.27

Net earnings (loss)
Basic	0.15	(0.07)	0.06	0.05	0.09	0.02	0.09	0.10
Diluted	0.14	(0.07)	0.06	0.05	0.08	0.02	0.09	0.10

Net earnings (loss) (US$)
Basic	0.11	(0.05)	0.04	0.04	0.07	0.02	0.08	0.09
Diluted	0.08	(0.05)	0.04	0.04	0.06	0.02	0.08	0.09

OUNCES OF GOLD SOLD	32,239	21,576	22,962	27,566	24,791	21,666	24,635	27,790

KEY PER-OUNCE OF GOLD DATA

Average selling price	1,629	1,474	1,482	1,468	1,496	1,361	1,386	1,399

Average cash costs	806	1,034	926	974	979	981	876	849
Sustaining costs	294	632	385	330	276	439	198	202

All-in sustaining costs	1,100	1,666	1,311	1,304	1,255	1,420	1,074	1,051

Average selling price (US$)	1,186	1,104	1,132	1,194	1,205	1,198	1,273	1,283

Average cash costs (US$)	587	774	707	792	789	864	804	779
Sustaining costs (US$)	214	473	294	268	222	387	182	185

All-in sustaining costs (US$)	801	1,247	1,001	1,060	1,011	1,251	986	964

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 15

CASH POSITION

At March 31, 2016, the Corporation’s cash position was $61.2 million, consistent with the $61.0 million at the end of 2015. Cash flows from operating activities of $17.3 million were sufficient to fund $16.2 million of total investment in property, plant and equipment, and an advance royalty payment of $1.0 million.

CAPITAL STRUCTURE

During the quarter ended on March 31, 2016, the Corporation issued 264,852 common shares following the exercise of stock options for cash proceeds of $0.8 million. The Corporation also issued 45,731 common shares following the vesting of restricted share units (RSUs).

As of March 31, 2016, the Corporation had 58.7 million shares outstanding.

COMMITMENTS AND CONTINGENCIES

There were no changes to the Corporation’s commitments and contingencies from December 31, 2015 to March 31, 2016 with the exception of the commitments mentioned below. For further information regarding commitments and contingencies in effect as of December 31, 2015, please refer to the 2015 Management’s Discussion and Analysis, filed February 22, 2016 and available on the SEDAR website (www.sedar.com).

During the three-month period ended on March 31, 2016, the Corporation entered into two financial lease agreements for mobile equipment with an option to purchase at the end of the lease. For these contracts, minimum lease payments amount to $0.5 million for the remainder of 2016, $0.7 million for 2017 and 2018, $0.8 million for 2019 and $0.08 million for 2020.

As at March 31, 2016, the Corporation had the following contractual obligations:

(in millions of $)	Payments due by period
Contractual obligations	2016	2017	2018	2019 and after	Total
Finance lease obligations	$2.0	$3.2	$1.6	$1.5	$8.3
Contract payment holdbacks	-	$1.5	-	-	$1.5
Long-term share-based compensation	-	$1.3	-	-	$1.3
Closure allowance	-	-	$0.5	-	$0.5
Asset retirement obligations	$0.3	$1.0	$0.3	$8.3	$9.9
Operating leases	$0.2	$0.3	$0.1	$0.2	$0.8
Total	$2.5	$7.3	$2.5	$10.0	$22.3

OFF-BALANCE-SHEET TRANSACTIONS

The Corporation does not have any off-balance-sheet arrangements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 16

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, basis of depletion of mining sites in production, asset retirement obligations, impairment test of property, plant and equipment, income taxes and deferred mining taxes, share-based remuneration expense, dismantling costs and severance costs, recoverability of credits relating to resources and credits on duties refundable for losses, provisions and contingent liabilities, start of advanced exploration phase and start of commercial production are estimates that management considers the most significant, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated February 19, 2016, filed February 22, 2016 and available on the SEDAR website (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments or gold hedging contracts. As at March 31, 2016 and 2015, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the quarter ended March 31, 2016 and 2015, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash and receivables (except taxes receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), finance lease obligations, contract payment holdbacks and closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of the loans and receivables and financial liabilities, which are measured at amortized cost.

Cash, receivables and payables, accruals and provisions are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with the accounting policies adopted in the Corporation’s last annual financial statements for the year ended December 31, 2015. The accounting policies have been applied consistently throughout the Corporation for the purposes of preparation of these interim consolidated financial statements. There are no new accounting policies in effect for annual periods beginning on or after January 1, 2016.

NON-IFRS PERFORMANCE MEASURES

Cash costs per ounce, operating cash flow per share, net free cash flow, net free cash flow per share, and all-in sustaining costs are non-International Financial Reporting Standards (IFRS) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 17

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after changes in non-cash working capital, less investments in property, plant and equipment.

“Cash costs” is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures and exploration and project evaluation costs. (Refer to Table “Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for the three-month periods ended March 31, 2016 and 2015”).

All-In Sustaining Costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes sustaining capital expenditures, delineation drilling costs and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

Three months ended March 31, 2016	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)	26,031	5,037	1,171	-	32,239
Cost of sales	26,451	7,377	1,420	-	35,248
Depreciation and depletion	(8,902)	(333)	(33)	-	(9,268)
Cost of sales, excluding depreciation expense	17,549	7,044	1,387	-	25,980
Cash costs ($/ounce)	674	1,398	1,185	-	806
Sustaining costs	4,713	1,674	5	25	6,417
Corporate general and administration costs	-	-	-	3,066	3,066
All-in sustaining costs	4,713	1,674	5	3,091	9,483

All-in sustaining costs ($/ounce)	855	1,730	1,189	96	1,100

Three months ended March 31, 2015	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)	8,923	8,831	7,037	-	24,791
Cost of sales	15,657	8,716	5,059	-	29,432
Depreciation and depletion	(3,043)	(731)	(1,393)	-	(5,167)
Cost of sales, excluding depreciation expense	12,614	7,985	3,66 6	-	24,265
Cash costs ($/ounce)	1,414	905	521	-	979
Sustaining costs	3,828	840	139	-	4,807
Corporate general and administration costs	-	-	-	2,044	2,044
All-in sustaining costs	3,828	840	139	2,044	6,851

All-in sustaining costs ($/ounce)	1,843	1,000	541	82	1,255

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 18

GENERAL INFORMATION

The President and Chief Executive Officer and the Vice-President, Finance, are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is communicated to them by others within the Corporation, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Vice-President, Finance are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with International Financial Reporting Standards. The internal controls over financial reporting during the quarter ending March 31, 2016 were adequately applied.

RISKS AND UNCERTAINTIES

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of corporations such as Richmont Mines. A detailed discussion of these risks is given in the annual Management’s Discussion and Analysis, dated February 19, 2016, filed February 22, 2016, and available on the SEDAR website (www.sedar.com).

REGULATION 43-101

The geological data in this document have been reviewed by Mr. Daniel Adam, Geo., Ph.D, Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in the section entitled “Risk factors” in the Corporation’s annual management’s discussion and analysis report dated February 19, 2016, filed February 22, 2016, and available on SEDAR (www.sedar.com). Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 19

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s website: http://sec.gov/edgar.shtml.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 20

CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

Ended March 31, 2016

Notice related to the review of the interim Consolidated Financial Statements
The interim consolidated financial statements for the quarter ended March 31, 2016 have not been reviewed by the independent auditors of the Corporation

CONSOLIDATED FINANCIAL STATEMENTS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 22

CONSOLIDATED INCOME STATEMENT

(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

OPERATIONS
Revenues (note 2)	52,634	37,210
Cost of sales (note 3)	35,248	29,432

GROSS PROFIT	17,386	7,778

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 4)	3,888	1,064
Administration (note 5)	3,066	2,044
Loss (gain) on disposal of long-term assets	5	(78)
Other expenses	1,024	-
Other revenues (note 7)	(1,112)	(6)

	6,871	3,024

OPERATING EARNINGS	10,515	4,754

Financial expenses (note 8)	67	22
Financial revenues (note 9)	(128)	(239)

EARNINGS BEFORE MINING AND INCOME TAXES	10,576	4,971

MINING AND INCOME TAXES	2,068	339

NET EARNINGS AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8,508	4,632

EARNINGS PER SHARE
Basic	0.15	0.09
Diluted	0.14	0.08

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	58,434	53,543

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	59,927	54,516

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 23

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

Issue of shares
Exchange of restricted share units for common shares	172	(172)	-	-
Exercise of share options	1,137	(373)	-	764

Share-based compensation	-	391	-	391

Transactions with Richmont Mines shareholders	1,309	(154)	-	1,155

Net earnings and total comprehensive income for the period	-	-	8,508	8,508

BALANCE AT MARCH 31, 2016	183,021	13,868	(33,624)	163,265

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 24

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In thousands of Canadian dollars)

(Unaudited)		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	94	(29)	-	65

Common shares issue costs	(2,391)	-	-	(2,391)

Share-based compensation	-	513	-	513

Transactions with Richmont Mines shareholders	36,203	484	-	36,687

Net earnings and total comprehensive income for the period	-	-	4,632	4,632

BALANCE AT MARCH 31, 2015	180,738	12,826	(44,288)	149,276

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 25

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In thousands of Canadian dollars)

	March 31,	December 31,
	2016	2015
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash	61,192	61,028
Receivables	5,858	5,111
Income and mining tax assets	2,006	2,091
Exploration tax credits receivable	2,594	1,965
Inventories (note 10)	9,273	11,285

	80,923	81,480

RESTRICTED DEPOSITS (note 13 a)	831	831

PROPERTY, PLANT AND EQUIPMENT (note 11)	130,442	124,741

TOTAL ASSETS	212,196	207,052

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	20,252	28,907
Income and mining taxes payable	2,606	1,909
Current portion of long-term debt (note 12)	2,697	3,064
Current portion of asset retirement obligations (note 13 b)	257	260
Deferred Share Units Payable (note 6 c)	805	-

	26,617	34,140

LONG-TERM DEBT (note 12)	8,964	7,264

ASSET RETIREMENT OBLIGATIONS (note 13 b)	9,638	9,621

DEFERRED INCOME AND MINING TAX LIABILITIES	3,712	2,425

TOTAL LIABILITIES	48,931	53,450

EQUITY
Share capital (note 14)	183,021	181,712
Contributed surplus	13,868	14,022
Deficit	(33,624)	(42,132)

TOTAL EQUITY	163,265	153,602

TOTAL LIABILITIES AND EQUITY	212,196	207,052

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 26

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of Canadian dollars)

(Unaudited)	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

OPERATING ACTIVITIES
Net earnings for the period	8,508	4,632
Adjustments for:
Depreciation and depletion	9,390	5,216
Income and mining taxes paid	-	(870)
Interest revenues	(128)	(139)
Interest expenses on long-term debt	73	34
Share-based compensation	1,283	496
Accretion expense – asset retirement obligations	17	22
Loss (gain) on disposal of long-term assets	5	(78)
Mining and income taxes	2,068	339

	21,216	9,652

Net change in non-cash working capital items (note 15)	(3,919)	(522)

Cash flows from operating activities	17,297	9,130

INVESTING ACTIVITIES
Guaranteed investment certificate	-	474
Interest received	130	123
Property, plant and equipment – Island Gold Mine	(14,456)	(8,715)
Property, plant and equipment – Beaufor Mine	(1,278)	(141)
Property, plant and equipment – Other	(467)	(369)
Disposition of property, plant and equipment	-	145

Cash flows used in investing activities	(16,071)	(8,483)

FINANCING ACTIVITIES
Payment of royalty payments payable	(1,000)	(1,000)
Payments of asset retirement obligations	(3)	(29)
Issue of common shares	764	38,565
Common shares issue costs	-	(2,391)
Interest paid	(73)	(34)
Payments of finance lease obligations	(750)	(344)

Cash flows from (used in) financing activities	(1,062)	34,767

Net change in cash	164	35,414

Cash, beginning of period	61,028	35,273

Cash, end of period	61,192	70,687

The accompanying notes are an integral part of the interim consolidated financial statements.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month periods ended March 31, 2016 and 2015 (in thousands of Canadian dollars)
(Unaudited)

1.	General information and compliance with IFRS

Richmont Mines Inc. (“the Corporation”) is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

These interim consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”), as established by the International Accounting Standards Board and in accordance with IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual consolidated financial statements in accordance with IFRS. These interim consolidated financial statements must be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2015.

The preparation of interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment when applying the Corporation’s accounting policies.

2.	Revenues

Revenues include revenue from gold sales and silver sales.

3.	Cost of sales

The cost of sales includes the following items:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Operating costs	24,791	23,669
Royalties	1,189	596
Depreciation and depletion	9,268	5,167

	35,248	29,432

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 28

4.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Beaufor Mine	492	504
Island Gold Mine	3,770	435
Wasamac property	43	18
Other properties	3	8
Project evaluation	200	104

Exploration and project evaluation before depreciation and exploration tax credits	4,508	1,069

Depreciation	9	11
Exploration tax credits, including adjustments[1]	(629)	(16)

	3,888	1,064

[1]	In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded a $350 reduction of the exploration tax credits.

5.	Administration

The administration expenses include the following items:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Salaries, directors’ fees and related benefits	843	762
Share-based compensation	1,227	461
Consultants and professional fees	401	193
Depreciation	58	38
Miscellaneous	537	590

	3,066	2,044

6.	Share-based compensation

a)	Share option plans

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 29

The current policy of the Corporation is to set the exercise price of each option granted at the market price at closing of the Corporation’s stock on the Toronto Stock Exchange, on the day prior the day of grant. Vesting is set at one third one year after the grant date, one third on the second anniversary of the grant date, and one third on the third anniversary of the grant date, with expiry of the option five years after the date of grant. In previous years, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a period of four years, and expiring six years after the date of grant; or options that vested 20% on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years, and expiring five years after the date of grant; or options that vested on August 8, 2016 and expiring five years after the date of grant; or options that vested 100% on the grant date and expiring five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s New Plan at March 31, 2016 and changes during the three-month period then ended, is presented below:

	Three months ended
	March 31, 2016
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning of the period	2,140	3.61
Granted	220	6.09
Exercised	(265)	2.67
Forfeited	(26)	2.34

Options outstanding, end of period	2,069	3.98

Exercisable options, end of period	655	4.18

The following table summarizes information about the options issued under the Corporation’s New Plan at March 31, 2016:

	Options outstanding at			Exercisable options at
	March 31, 2016			March 31, 2016
		Weighted
		average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$

$1.08 to $1.29	352	2.7	1.16	100	1.08
$2.19 to $2.34	80	3.4	2.30	20	2.28
$2.51 to $3.31	196	3.3	3.11	73	2.86
$3.73 to $4.36	869	3.7	3.89	251	3.93
$6.09 to $6.57	572	3.2	6.39	211	6.57

	2,069	3.3	3.98	655	4.18

During the three-month period ended March 31, 2016, the Corporation granted 220,000 share options to a director and an officer (205,000 to directors and employees for the three-month period ended March 31, 2015). The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $2.62 ($2.01 for the three-month period ended March 31, 2015).

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The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a period of four years. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status of options outstanding under the Corporation’s Initial Plan at March 31, 2016 and changes during the three-month period then ended, is presented below:

	Three months ended
	March 31, 2016
		Weighted
	Number of	average
	options	exercise price
	(in thousands)	$

Options outstanding, beginning and end of the period	60	10.53

Exercisable options, end of period	60	10.53

The following table summarizes information about the options issued under the Corporation’s Initial Plan at March 31, 2016:

	Options outstanding at March 31, 2016			Exercisable options at
				March 31, 2016
Exercise		Weighted
price		average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$

$6.86	12	0.2	6.86	12	6.86
$10.87 to $12.03	48	0.6	11.45	48	11.45

	60	0.5	10.53	60	10.53

b)	Restricted share units

The Corporation’s New Plan permits the granting of RSUs. Upon vesting, each RSU is exchanged for one common share of the Corporation. The fair value of each RSU is equal to the fair value of one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. Two types of RSUs are issued: (1) RSUs that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total period of three years, (2) RSUs that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

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A summary of the status of RSUs outstanding under the Corporation’s New Plan at March 31, 2016 and changes during the three-month period then ended, is presented below:

	Three months ended
	March 31, 2016
	Number of	Fair Value at
	restricted share	the date of the
	units	grant
	(in thousands)	$

Restricted share units outstanding, beginning of the period	193	3.76
Granted	265	6.32
Released for common shares	(45)	3.75
Forfeited	(3)	3.73

Restricted share units outstanding, end of period	410	5.42

During the three-month period ended March 31, 2016, the Corporation granted 265,180 RSUs to officers and employees at an average fair value of $6.32 (none in the comparable period of 2015).

c)	Deferred share units

In May 2015, the Corporation established a deferred share unit (DSU) plan for directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

DSU’s are initially measured on the grant date at fair value and recognized as an obligation. The obligation is remeasured to fair value at each reporting date up to and including the settlement date, with changes in fair value recognized in the consolidated income statement. The Corporation values the obligation based on the market price at closing of the Corporation’s stock on the Toronto Stock Exchange.

In the three-month period ended March 31, 2016, the Corporation granted 110,000 DSUs to directors (none in the comparable period of 2015). Compensation expense of $805 was recorded during the three months ended March 31, 2016 (none in 2015) and 110,000 DSUs were outstanding as at March 31, 2016 (none as at December 31, 2015) for which the compensation liability was $805 (none as at December 31, 2015).

d)	Retention awards

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at March 31, 2016, the total amount that could be paid as Retention Awards under these agreements is $1,750 and the liability accrued for to this effect amounts to $1,320 as at March 31, 2016 ($1,234 as at December 31, 2015), which corresponds to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

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e)	Options outside the Corporation’s plan

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vest in thirds on

December 1st, 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. As at March 31, 2016, all options are outstanding and 266,666 are exercisable.

7.	Other revenues

Other revenues include, among others, custom milling, revenues from the sale of scrap material and rental revenue.

8.	Financial expenses

The financial expenses consist of the following items:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Accretion expense – asset retirement obligations	17	22
Foreign exchange loss	50	-

	67	22

[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $73 for the three-month period ended March 31, 2016 ($34 for the three-month period ended March 31, 2015).

9.	Financial revenues

The financial revenues consist of the following items:

	Three months ended
	March 31,	March 31,
	2016	2015
	$	$

Interest on cash	128	139
Foreign exchange gain	-	100

	128	239

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10.	Inventories

The inventories include the following items:

	March 31,	December 31,
	2016	2015
	$	$
		(Audited)

Precious metals	656	1,313
Ore	3,909	5,328
Supplies	4,708	4,644

	9,273	11,285

During the three-month period ended March 31, 2016, a write-down of inventories of $157 was recognized as an expense (none in the comparable period of 2015).

11.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2016	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853

Additions	-	8,809	1,015	5,247	15,071	25	-	25	15,096

Disposals and write-off	-	-	-	(22)	(22)	-	-	-	(22)

Balance at March 31, 2016	5,111	151,691	31,869	58,524	247,195	1,655	1,077	2,732	249,927

Depreciation and depletion

Balance at January 1, 2016	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112

Depreciation and depletion	211	5,608	1,448	2,057	9,324	28	38	66	9,390

Disposals and write-off	-	-	-	(17)	(17)	-	-	-	(17)

Balance at March 31, 2016	2,112	75,107	13,247	27,883	118,349	593	543	1,136	119,485

Carrying amount at March 31, 2016	2,999	76,584	18,622	30,641	128,846	1,062	534	1,596	130,442

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12.	Long-term debt

Long-term debt includes the following financial liabilities:

	March 31,	December 31,
	2016	2015
	$	$
		(Audited)

Finance lease obligations	8,304	6,057
Contract payment holdbacks	1,500	1,500
Long-term share-based compensation (note 6 d)	1,320	1,234
Closure allowance	537	537
Royalty payments payable	-	1,000

	11,661	10,328

Current portion	2,697	3,064

	8,964	7,264

During the three-month period ended on March 31, 2016, the Corporation acquired mobile equipment at a cost of $2,997 via two financial lease agreements. At the end of these contracts, the Corporation benefits from an option of a lower purchase price. Minimum lease payments amount to $504 for the remainder of 2016, $703 for 2017, $739 for 2018, $777 for 2019 and $82 for 2020.

13.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

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a)	Restricted deposits and letters of credit

As at March 31, 2016, the Corporation has $117 in restricted deposits with the Quebec government, $714 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,900 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2015). The following table provides the allocation of restricted deposits and letters of credit issued as at March 31, 2016 and December 31, 2015:

	Three month ended
	March 31,	December 31,
	2016	2015
	$	$
		(Audited)

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	714	708
Beaufor Mine	107	107
Other	10	10

	831	825

Other	-	6

	831	831

Letters of credit[1]
Camflo Mill	2,505	2,505
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	471
Monique Mine	948	948
Beaufor Mine	488	488

	5,391	5,391

[1]	Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment which has a net carrying value of $21,728 as at March 31, 2016 ($14,475 as at March 31, 2015). Prior to that, letters of credit were secured by the guaranteed investment certificate.

b)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations as at March 31, 2016 and December 31, 2015:

	March 31,	December 31,
	2016	2015
	$	$
		(Audited)

Camflo Mill	4,163	4,154
Island Gold Mine	2,006	2,000
Monique Mine	1,536	1,536
Beaufor Mine	1,345	1,342
Francoeur Mine	845	849
	9,895	9,881

Current portion	257	260

	9,638	9,621

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14.	Share capital

Authorized: Unlimited number of common shares with no par value

	Three months ended
	March 31, 2016
	Number
	of shares	Amount
	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	58,340	181,712

Exercise of stock options	265	1,137

Shares issued in exchange of restricted share units	46	172

Balance, end of period	58,651	183,021

Issue of shares

During the three-month period ended on March 31, 2016, the Corporation issued 264,852 common shares following the exercise of stock options (40,000 during the three-month period ended on March 31, 2015) and received cash proceeds in the amount of $764. Contributed surplus was reduced by $373 which represents the recorded fair value of the exercised stock options. Also, during the three-month period ended on March 31, 2016, the Corporation issued 45,731 common shares following the vesting of restricted share units (none in the comparable period of 2015). Contributed surplus was reduced by $172 which represents the recorded fair value of the restricted share units.

15.	Consolidated statements of cash flows

	Three month ended
	March 31,	March 31,
	2016	2015
	$	$

Net change in non-cash working capital items

Receivables	(749)	(357)
Exploration tax credits receivable	(629)	853
Inventories	2,012	(1,865)
Payables, accruals and provisions	(4,553)	847

	(3,919)	(522)

Supplemental information
Change in payables, accruals and provisions related to property, plant and equipment	(4,102)	(1,831)

16.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

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There was no difference in 2016 compared to annual financial statements of 2015 on the basis of segmentation or the basis of evaluation of segmented results.

	Three months ended March 31, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	10,165	42,469	52,634	-	52,634
Cost of sales	8,797	26,451	35,248	-	35,248

Gross profit	1,368	16,018	17,386	-	17,386

Exploration and project evaluation	498	3,770	4,268	(380)	3,888
Administration	-	-	-	3,066	3,066
Loss (gain) on disposal of long-term assets	-	5	5	-	5
Other expenses	1,024	-	1,024	-	1,024
Other revenues	(1,111)	(1)	(1,112)	-	(1,112)

	411	3,774	4,185	2,686	6,871

Operating earnings (loss)	957	12,244	13,201	(2,686)	10,515

Financial expenses	11	6	17	50	67
Financial revenues	-	-	-	(128)	(128)

Earnings (loss) before taxes	946	12,238	13,184	(2,608)	10,576

Addition to property, plant and equipment	1,720	14,456	16,176	25	16,201

	March 31, 2016
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	8,458	20,548	29,006	51,917	80,923
Restricted deposits	107	714	821	10	831
Property, plant and equipment	8,258	120,235	128,493	1,949	130,442

Total assets	16,823	141,497	158,320	53,876	212,196

Current liabilities	5,218	16,110	21,328	5,289	26,617
Long-term debt	1,537	6,107	7,644	1,320	8,964
Asset retirement obligations	6,833	2,006	8,839	799	9,638
Deferred income and mining tax liabilities	-	-	-	3,712	3,712

Total liabilities	13,588	24,223	37,811	11,120	48,931

RICHMONT MINES INC.	REPORT TO SHAREHOLDERS Q1 2016 | Page 38

	Three months ended March 31, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	23,772	13,438	37,210	-	37,210
Cost of sales	13,775	15,657	29,432	-	29,432

Gross profit	9,997	(2,219)	7,778	-	7,778

Exploration and project evaluation	504	435	939	125	1,064
Administration	-	-	-	2,044	2,044
Loss (gain) on disposal of long-term assets	(108)	11	(97)	19	(78)
Other revenues	(2)	(4)	(6)	-	(6)

	394	442	836	2,188	3,024

Operating earnings (loss)	9,603	(2,661)	6,942	(2,188)	4,754

Financial expenses	14	8	22	-	22
Financial revenues	-	-	-	(239)	(239)

Earnings (loss) before taxes	9,589	(2,669)	6,920	(1,949)	4,971

Addition to property, plant and equipment	510	8,715	9,225	-	9,225

	December 31, 2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
statement of financial	Quebec	Ontario	segments	and others	Total
position	$	$	$	$	$

Current assets	9,284	10,211	19,495	61,985	81,480
Restricted deposits	107	714	821	10	831
Property, plant and equipment	7,548	115,202	122,750	1,991	124,741

Total assets	16,939	126,127	143,066	63,986	207,052

Current liabilities	6,315	22,071	28,386	5,754	34,140
Long-term debt	1,537	4,493	6,030	1,234	7,264
Asset retirement obligations	6,822	2,000	8,822	799	9,621
Deferred income and mining tax liabilities	-	-	-	2,425	2,425

Total liabilities	14,674	28,564	43,238	10,212	53,450

17.	Approval of Financial Statements

The interim consolidated financial statements for the period ending March 31, 2016 were approved for publication by the Board of Directors on May 11, 2016.

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